UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           Schedule 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                   U.S. Franchise Systems,Inc.
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                         (Name of Issuer)

         Class A Common Stock, par value $0.01 per share
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                  (Title of Class of Securities)

                           902 956 30 9
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                          (CUSIP Number)

                     Stephen D. Aronson, Esq.
                 c/o U.S. Franchise Systems, Inc.
                        13 Corporate Square
                        Atlanta, GA 30329
                     Tel. No.: (404) 235-7463
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 2, 2000
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box. [ ]

SCHEDULE 13D

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1.   Name of Reporting Person:

     Michael A. Leven
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2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  /X/
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3.   SEC Use Only

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4.   Source of Funds: OO
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5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):
                                                  / /
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6.   Citizenship or Place of Organization:  Delaware
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Number of      7.   Sole Voting Power: 468,184 (See Exhibit A)
Shares         --------------------------------------------------
Beneficially   8.   Shared Voting Power: 406,373
Owned By       --------------------------------------------------
Each           9.   Sole Dispositive Power: 123,805
Reporting      --------------------------------------------------
Person         10.  Shared Dispositive Power:  0
With
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11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:

     874,557 (See Exhibit A)
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12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                                                  / /
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13.  Percent of Class Represented by Amount in Row (11): 5.1%
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14.  Type of Reporting Person: IN
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
ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D filed by Mr. Leven on March 25,
1999 (the "Schedule 13D") is hereby amended and restated to read in its entirety as follows:

     Prior to the Merger, Mr. Leven was the Chairman, President,
Chief Executive Officer and a director of USFS, and he assumed identical positions with the Company following the Merger.

     The Merger was effected in connection with the series of transactions (the "Merger Transactions") designed to enable USFS to acquire the entire interest in the Hawthorn Suites brand of hotels currently owned by Hawthorn Suites Associates, an Illinois joint venture ("HSA"), and HSA Properties, Inc., a Delaware corporation ("HPI"), through their ownership collectively of a 99% membership interest in HSA Properties, L.L.C., a Delaware limited liability company ("HSA LLC"). Prior to the Merger, USFS owned the remaining 1% membership interest in HSA LLC. Immediately prior to the Merger, pursuant to a Contribution Agreement (the "Contribution Agreement"), dated as of December 9, 1997, by and among HSA, HPI, the Company and USFS, HSA and HPI assigned, transferred and conveyed to the Company (the "Transfer") all of their respective ownership interests in HSA LLC. Pursuant to the Transfer, HPI acquired 22,447 shares of Company Class A Common Stock, and HSA acquired 2,199,775 shares of Company Class A Common Stock.

     By virtue of the Merger and the Contribution Agreement, the Company acquired the remaining 99% interest in HSA LLC which USFS had not already owned. Prior to the Merger, USFS and HSA LLC were parties to the Master Franchise Agreement, dated as of March 27, 1996 (the "Hawthorn Acquisition Agreement"), pursuant to which USFS acquired the exclusive, worldwide rights to franchise and to control the development and operation of the Hawthorn Suites brand of hotels. The Hawthorn Acquisition Agreement required that a percentage of royalties received by USFS from the franchising of Hawthorn Suites hotels be remitted to HSA LLC and also contained certain restrictions on USFS's operations and imposed certain standards relating to the development of the Hawthorn Suites brand of hotels. Accordingly, USFS acquired HSA LLC, through the Merger and the Contribution Agreement, in order to eliminate these restrictions.

     On June 2, 2000 the Company, SDI, Inc.("SDI"), Meridian Associates, L.P. ("Meridian") and HSA Properties, Inc. ("HSA") entered into a Recapitalization Agreement(the "Recapitalization Agreement") pursuant to which the Company will commence a tender offer to purchase (the "Offer") up to an aggregate of 8,666,666 but not less than 3,000,000, shares of Common Stock and SDI will purchase 75,000 shares of preferred stock of the Company for an aggregate of $75,000,000. SDI, Meridian and HSA have agreed not to tender any of the shares of Common Stock currently owned in the Offer. Upon consummation of the transactions contemplated by the Recapitalization Agreement, SDI, Meridian and HSA (the "Pritzker Entities") will have control of the Company.

     In connection with the Recapitalization Agreement, Mr. Leven and his wife, Andrea Leven ("Mrs. Leven"), entered into an agreement with Meridian(the "Voting Agreement"). The Pritzker Entities may be deemed to have acquired beneficial ownership of shares of Common Stock held by Mr. Leven and Mrs. Leven because the Voting Agreement requires Mr. and Mrs. Leven to vote their shares, at the upcoming annual meeting of stockholders, in favor of (i) the issuance to SDI of two new series of the Company's preferred stock and the issuance of Class A Common Stock upon the conversion thereof in accordance with the Recapitalization Agreement and (ii) amendments to the Company's Certificate of Incorporation which shall result in (1) the elimination of the provisions prohibiting stockholder action by written consent, (2) the elimination of the provisions requiring supermajority voting and (3) the addition of various protections for minority stockholders of the Company after consummation of the Offer, including (a) the inclusion of at least three independent directors on the Board of Directors, and (b) a minimum price at which the Company may purchase Shares on the open market, pursuant to a tender offer or exchange, or by any other transaction. In addition, pursuant to the Voting Agreement, Mr. and Mrs. Leven have agreed to sell no more than half of their shares in the Offer. All of Mr. and Mrs. Leven's shares of Class B Common Stock not purchased in the Offer shall remain shares of Class B Common Stock. The complete text of the Recapitalization Agreement and the documents executed in connection therewith, including the Voting Agreement, have been attached as an exhibit to the Current Report on Form 8-K filed by the Company on June 6, 2000 and are hereby incorporated herein by reference.

     Pursuant to the Voting Agreement, Mr. and Mrs. Leven have agreed to vote their shares as described above and therefore may be deemed to have granted to the Pritzker Entities beneficial ownership over 874,557 shares of Class A Common Stock and 1,509,473 shares of Class B Common Stock. Shares of Class B
Common Stock have the right to vote 10 votes per share. Although the Pritzker Entities share beneficial ownership with respect to shares held by Mr. Leven, Mr. Leven does not have any voting or dispositive power over any shares held by any of the Pritzker Entities. Mr. Leven does not believe that he is a part of any "group" consisting of the Pritzker Entities under Section 13(d) and therefore Mr. Leven is not required to consider shares beneficially owned by the Pritzker Entities in the calculation of his beneficial ownership of shares.

     Of the shares of preferred stock to be purchased by SDI, 10,000 shares of Series B Preferred Stock will be convertible/exchangeable into shares of Class A Common Stock. The holders of Series B Preferred Stock may, at their option, convert/exchange their shares of Series B Preferred Stock into shares of Class A Common Stock at any time prior to redemption. The Series B Preferred Stock has an initial conversion/exchange price of $7.50 per share which may be adjusted downward upon certain events as described in the certificate of designation attached as an exhibit to the Recapitalization Agreement which was filed as an exhibit to the Company's Current Report on Form 8-K filed on June 6, 2000 (the "Conversion Price"). The number of shares of Class A Common Stock issuable upon conversion/exchange of the Series B Preferred Stock, assuming no adjustment to the initial conversion price, shall be 10,000,000 shares of Class A Common Stock. After its issuance, the Series B Preferred Stock shall vote on an as-converted basis.

     One of the conditions to the closing of the Recapitalization Agreement is that all of the members of the Board of Directors of the Company, other than Mr. Leven, Stephen N. Romaniello and Douglas G. Geoga, shall have resigned. The remaining members of the Board of Directors will then take all necessary steps to cause the Board of Directors to consist of eleven members immediately following the effective time of the resignations. The three remaining members of the Board of Directors shall then appoint three independent directors and five other directors as will be designated by the Pritzker Entities.

     In connection with the execution of the Recapitalization Agreement, the Pritzker Entities have agreed to refrain from purchasing shares of the Company's Common Stock, either on the open market or, except under certain circumstances, in connection with any other transaction, at a price less than (1) $7.50, if such transaction is effected within 24 months after the closing date of the Recapitalization Agreement, or (2) if effected after a 24 month period at a price that is less than the highest bid price per share for the preceding 52 week period. The price at which the Pritzker Entities may not purchase shares of the Company's Common Stock will be adjusted for any stock split, stock dividend, reclassification, or any other action with respect to the outstanding shares of the Company's stock. Any adjustment shall be made pursuant to a resolution of the Board of Directors with the affirmative vote of a majority of the independent directors.

     The transactions contemplated by the Recapitalization Agreement may cause the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. However, under the Recapitalization Agreement, the Pritzker Entities agreed to use reasonable efforts to cause the Class A Common Stock to continue to be listed on Nasdaq which will require that the Class A Common Stock continue to be registered under the Act. The Pritzker Entities have also stated in a
Schedule 13D Statement filed June 13, 2000 that they "do not expect: (i) the issuance of the preferred stock in connection with the Recapitalization Agreement or (ii) the purchase of up to an aggregate of 8,666,666 shares of Class A Common Stock including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock from its stockholders in the Offer to cause the Class A Common Stock to be delisted from the Nasdaq National Market." There can be no assurance, however, that consummation of such transactions will not result in such delisting or deregistration.

     Mr. Leven anticipates that he will be issued options to purchase 200,000 shares of Class A Common Stock at the Conversion
Price pursuant to an employment agreement to be entered into upon the consummation of the Offer.

     Except as set forth in this Item 4, Mr. Leven, in his individual capacity, does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Notwithstanding the above, Mr. Leven may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) of Item 4 of
Schedule 13D and to such extent Mr. Leven declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer and/or director. In addition, Mr. Leven may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Leven in light of his general investment policy, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     (a) Mr. Leven beneficially owns 874,557 shares of the issued and outstanding Company Class A Common Stock and 1,509,473 shares of the issued and outstanding Company Class B Common Stock.

     Mr. Leven's shares of Company Class A Common Stock constitute 5.1% of the issued and outstanding Company Class A
Common Stock. Each share of Company Class A Common Stock is entitled to one vote.

     Mr. Leven's 1,509,473 shares of Company Class B Common Stock constitute 55.7% of the issued and outstanding shares of Company
Class B Common Stock. Each share of Company Class B Common Stock is entitled to 10 votes per share.

     (b) Mr. Leven has sole voting power over 468,184 shares of Company Class A Common Stock. Pursuant to the Aronson Voting Agreement (defined below), Neal K. Aronson ("Mr. Aronson") has transferred voting power to Mr. Leven with respect to 111,347 shares of Company Class A Common Stock, to which Mr. Aronson has shared voting power with Mr. Leven. Pursuant to the Leven Voting Agreement (defined below) Mrs. Leven, has transferred voting power to Mr. Leven with respect to 233,032 shares of Company Class A Common Stock, to which Mrs. Leven has shared voting power with Mr. Leven.

     Mr. Aronson is Executive Vice President and Chief Financial
Officer of the Company. His address is 13 Corporate Square, Suite
250, Atlanta, GA 30329.

     Mr. Aronson is a citizen of the United States. During the last five years, Mr. Aronson has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors) nor has Mr. Aronson been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Aronson is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mrs. Leven is the wife of Mr. Leven and her address is 1142
Brookhaven Row Atlanta, GA 30319 5 West Wesley Ridge, Atlanta, GA
30329.

     Mrs. Leven is a citizen of the United States. During the last five years, Mrs. Leven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Leven been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mrs. Leven is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (c) Mr. Leven has not effected any transactions in any shares of Company Class A Common Stock during the past sixty (60) days.

     (d) Members of management of the Company who own an aggregate of 406,373 shares of Company Class A Common Stock, and who are required to vote them in the same manner as Mr. Leven votes his shares, have the right to receive dividends from or direct the proceeds from a sale of such securities.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following paragraph is hereby added at the end of Item 6 of the Schedule 13D.

     See the information in Item 4, which is incorporated into this Item 6.

     In connection with the execution of the Recapitalization Agreement, Mr. Leven, the Pritzker Entities, Steven Romaniello and certain members of Mr. Leven's family will enter into a Stockholders Agreement effective upon the closing of the Recapitalization Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides for various rights and restrictions, some of which include: restrictions with respect to the transfer of Common Stock of Mr. Leven and Mr. Romaniello, a right of first offer, tag-along rights, co-sale rights, and an agreement to cause the Board of Directors to elect Mr. Leven and Mr. Romaniello and six persons designated by the Pritzker Entities to the Company's Board of Directors. The complete text of the Stockholders Agreement is attached as an exhibit to the Recapitalization Agreement. Exhibit B to the Recapitalization Agreement is a Termination Agreement pursuant to which the Stockholders' Agreement, dated as of March 12, 1998, by and among Meridian, HSA, Mr. Leven, Mr. Aronson and the Company will be terminated effective upon consummation of the transactions contemplated by the Recapitalization Agreement. The Recapitalization Agreement requires the Company to take all actions as are necessary to cause all Restricted Shares to become Unrestricted Shares immediately before the consummation of the transactions contemplated thereby, but subject to such consummation. Mr. Leven and his wife currently hold 356,837 Restricted Shares.

     ITEM 7.   ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following are added at the end of Item 7 of the Schedule
13D.

                    Exhibit G Leven Agreement incorporated by reference from
               Exhibit 2.1 to the Current Report on Form 8-K of
               USFS filed 6/6/00.

                    Exhibit H Stockholders Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of USFS filed 6/6/00.

                    Exhibit I Recapitalization Agreement incorporated by
               reference from Exhibit 2.1 to the Current Report on Form 8-K of the Company filed 6/6/00.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 26, 2000


                                    /s/ Michael A. Leven
                                    ----------------------------
                                    Michael A. Leven

Schedule A of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                         EXHIBIT A

         Breakdown of Shares of Class A Common Stock
                      Michael A. Leven

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123,805 Restricted Shares owned directly by Mr. Leven.

233,032 Restricted Shares owned by Mr. Leven's wife Andrea, voted by Mr. Leven pursuant to the Leven Voting Agreement. Mr. Leven disclaims beneficial ownership of these shares.

111,347 Restricted Shares owned by Neal Aronson, voted by Mr.
Leven pursuant to the Aronson Voting Agreement. Mr. Leven disclaims beneficial ownership of these shares

310,401 Unrestricted Shares which have been reallocated to other members of management which are voted in the same manner as Mr.
Leven votes his shares. Mr. Leven disclaims beneficial ownership of these shares.

95,972 Restricted Shares which have been reallocated to other members of management which are voted in the same manner as Mr.
Leven votes his Unrestricted Shares. Mr. Leven disclaims beneficial ownership of these shares.

Total=874,557=5.1%
(614135.4)